NOBEL L E A R N I N G COMMUNITIES INC.

July 7, 2005

Via EDGAR

Via Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-5546

Attention: Larry Spirgel, Assistant Director

Re:	Nobel Learning Communities, Inc.
Form 10-K for the fiscal year ended July 3, 2004
Filed September 15, 2004

Form 10-Q for the quarter ended January 1, 2005
File No. 000-27024
Filed February 9, 2005

Ladies and Gentlemen:

This letter will confirm the telephone conversation of June 30, 2005 between Adam Washecka of the SEC Staff and Thomas Frank, Chief Financial Officer of Nobel Learning Communities, Inc. (“NLCI”) in which the Staff indicated that all the issues raised in the initial comment letter to NLCI dated February 25, 2005 from the Staff and subsequent questions from phone discussions have been resolved with the Staff; that no further action on NLCI’s part is required regarding the above captioned Form 10-K for the fiscal year ended July 3, 2004, or Quarterly Report on Form 10-Q for the quarter ended January 1, 2005, each filed by NLCI ; and that any changes in presentation in the financial statements of NLCI will be reflected in future filings.

NLCI appreciates the Staff’s time and responsiveness in this matter. Please contact me at (484) 947-2030 or NLCI’s outside counsel, Richard P. Jaffe, at (215) 864-8901. Thank you.

Sincerely,

/s/ Thomas Frank
Thomas Frank
Chief Financial Officer
Nobel Learning Communities, Inc.

cc:	Adam Washecka

Richard P. Jaffe

Wendy Hambleton

Nobel Learning Communities, Inc. • 1615 West Chester Pike, Suite 200 • West Chester, PA 19382-6223

Phone 484-947-2000 • Fax 484-947-2003